399 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10022

October 6, 2015

VIA EDGAR

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 4546

100 F Street, N.E.

Washington D.C. 20549

Re:	Moelis & Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 2015
Filed August 6, 2015
File No. 001-36418

Dear Ms. Sullivan:

Moelis & Company (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2015, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the fiscal quarter ended June 30, 2015.

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with the Company’s responses set forth immediately below the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 4 — Business Changes and Developments, page 65

Secondary Offering, page 67

1.              We note that the proceeds of your secondary offering in November 2014 were used to acquire additional Class A partnership units in Group LP. We also note from the Statements of Changes in Equity disclosed on page 57 (Consolidated and Combined Statements of Changes in Equity) that this secondary offering impacted your Class B common stock and noncontrolling interests. Further, we note from your disclosure on page 14 (Voting and Economic Rights) that Group LP’s Class B partnership units economically correspond to your Class B common stock. Please revise your disclosure in future filings to:

•                  Discuss how your noncontrolling interest, Class B common stock, and the Class B partnership units of Group LP held by you were impacted by this offering.

NEW YORK    |    BEIJING    |    BOSTON    |    CHICAGO    |    DUBAI    |    FRANKFURT    |    HONG KONG    |    HOUSTON    |    LONDON

LOS ANGELES    |    MELBOURNE    |    MUMBAI    |    PALO ALTO    |    PARIS    |    SÃO PAULO    |    SYDNEY    |    WASHINGTON DC

•                  Quantify the amount of Class A partnership units in Group LP you acquired as part of this offering or by conversion pursuant to the exchange rights in the amended and restated limited partnership agreement discussed on pages 14-15.

•                  Disclose, as a result of this offering, your ownership interest in Group LP.

In response to the Staff’s comment, the Company will revise its disclosure with respect to the Secondary Offering in applicable future filings to include disclosures substantially similar to the following:

Secondary Offering

In November 2014, the Company completed a secondary offering of 6,325,000 shares of Class A common stock in order to facilitate organized liquidity and increase the public float of its Class A common stock. In connection with the offering, the Company issued 4,509,400 shares of Class A common stock and used the proceeds to acquire the same quantity (4,509,400) of Group LP Class A partnership units. The remaining 1,815,600 shares of Class A common stock included in the offering were sold by current holders of Class A common stock, thus having no impact on the quantity of shares of Class A common stock outstanding. In addition, in connection with the Company’s acquisition of Group LP Class A partnership units, 4,507,453 shares of Class B common stock was either purchased (1,509,131 shares for $28 thousand) or converted to Class A common stock (2,998,322 shares of Class B common stock converted to 1,658 shares of Class A common stock) based on a conversion ratio of .00055 to 1. The Company did not retain any proceeds from the secondary offering.

Immediately following the secondary transactions described above;

•                  19,770,893 shares of Class A common stock were outstanding;

•                  the Company owned 19,770,893 Group LP Class A partnership units and its economic ownership in Group LP increased from 28% to 36%;

•                  the noncontrolling interest holders owned 34,479,961 Group LP Class A partnership units and their economic ownership in Group LP decreased from 72% to 64%;

•                  Partner Holdings owned all 31,621,542 shares of Class B common stock in the Company and the Company owned all 31,621,542 Group LP Class B partnership units outstanding.

Class B common stock is entitled to an insignificant amount of economic participation in the Company.

Note 8 — Income Taxes, page 72

2.              We note that you have foreign operating loss carryforwards of $25.6 million. Please revise your future filings to disclose the expiration date(s) of your operating loss carryforwards. Refer to ASC 740-10-50-3(a).

In response to the Staff’s comment, the Company will revise its future annual filings to disclose the expiration dates of its operating loss carryforwards and associated deferred tax asset.  Please refer to the below revised disclosure as it relates to the Company’s operating loss carryforwards as of December 31, 2014.  The Company expects to disclose its operating loss carryforwards in its future annual filings substantially similar to the following:

As of December 31, 2014, the Company had accumulated net foreign operating loss carryforwards related to our international operations of approximately $25,649 for which we have recorded a deferred tax asset of $6,143.  Approximately $22,045 of the operating losses (or $4,944 of the deferred tax asset) has an indefinite life and $3,604 of the operating losses (or $1,199 of the deferred tax asset) will expire on dates between 2019 and 2023. At December 31, 2014, the Company’s management concluded that a valuation allowance should be established with regard to the tax benefits associated with the foreign net operating losses, as it is more likely than not that these losses will not be fully utilized in future years.

Note 11 — Stockholders Equity, page 78

3.              Please expand your disclosure in future filings to separately quantify and discuss the reason for changes within the Class A and Class B common stock. In this regard, your discussion should separately quantify the amount of shares that were acquired and/or converted.

In response to the Staff’s comment, the Company will expand its disclosure with respect to changes in Class A and Class B common stock in applicable future filings to include disclosures substantially similar to the following:

11. STOCKHOLDERS EQUITY

Class A Common Stock

IPO and Reorganization

In April 2014, the Company issued 15,263,653 shares of Class A common stock as follows:

•                  7,699,851 shares in connection with the reorganization;

•                  7,475,000 shares in connection with the IPO; and

•                  88,802 shares in connection with the settlement of appreciation rights issued in prior years.

Secondary Offering

In November 2014, the Company completed a secondary offering of 6,325,000 shares of Class A common stock in order to facilitate organized liquidity and increase the public float of its Class A common stock. In connection with the offering, the shares of Class A common stock outstanding of the Company increased by 4,511,058 shares as a result of the Company acquiring additional Class A partnership units in Group LP. The Company did not retain any proceeds from the secondary offering.

As of December 31, 2014, 19,770,893 shares of Class A common stock were issued and outstanding, due primarily to the IPO and secondary offering transactions described above.

Class B Common Stock

IPO and Reorganization

In conjunction with Moelis & Company’s IPO of its Class A common stock, the Company issued 36,158,698 shares of Class B common stock. The economic rights of Class B common stock are based on the ratio of the Class B subscription price to the initial public offering price of shares of Class A common stock (.00055 to 1), and the aggregate number of shares of Class B common stock may be converted to Class A common stock (up to a maximum of 20,000 shares). Holders of shares of Class B common stock are entitled to receive dividends of the same type as any dividends payable on outstanding shares of Class A common stock at a ratio of .00055 to 1.

Secondary Offering

In connection with the secondary offering in November 2014, Partner Holdings surrendered 2,998,322 shares of Class B common stock and was issued 1,658 shares of Class A common stock at a conversion ratio of .00055 to 1. The Company also purchased 1,509,131 shares of Class B common stock from Partner Holdings for cash of $28 thousand and subsequently cancelled those shares. The Company did not retain any proceeds from the secondary offering.

As of December 31, 2014, 31,621,542 shares of Class B common stock were issued and outstanding, due primarily to the IPO and secondary offering transactions described above.

Form 10-Q for the Fiscal Period Ended June 30, 2015

Note 8 — Net Income (Loss) Per Share Attributable to Class A Common Shareholders, page 23

4.              We note your disclosure in Note 2 on page 14 that you generally permit a retiring employee to retain and not forfeit certain qualifying incentive restricted stock units (RSUs) granted during employment if at retirement the employee (i) is at least 54 years old and (ii) has provided at least 8 consecutive years of service to the Company. Furthermore, your disclosure states that you record a dividend equivalent payment for RSUs. Please tell us how you considered the guidance in ASC 260-10-45-61A in determining whether nonvested restricted stock and RSUs that have nonforfeitable rights to dividends or dividends equivalents should be included in your computation of earnings per share under the two-class method.

The Company’s dividend equivalent payments on RSUs (“dividends in kind”) are subject to the same vesting conditions as the underlying RSUs. Any unvested RSUs prior to meeting the stated requisite service period or retirement eligibility date are eligible to receive dividends in kind; however, dividends in kind will be forfeited if the underlying award does not vest. As the dividends in kind are subject to vesting conditions and potential forfeiture, and these dividends in kind are earned at the same dividend rate as that paid to our common shareholders, the Company has concluded that these unvested awards are not considered participating securities under the guidance in ASC 260-10-45-61A. Accordingly, the Company has not applied the two-class method in the computation of earnings per share.

As of June 30, 2015, no RSU holders were (i) at least 54 years old and (ii) had provided at least 8 consecutive years of service to the Company (collectively, “retirement eligible”). Beginning in the second half of 2015, certain employees will be retirement eligible and we will consider the guidance included in ASC 260-10-45-61A in determining whether these awards should be included in our computation of earnings per share under the two-class method.

In future filings the Company will modify its disclosure in Note 2 to clarify that dividends in kind are subject to the same vesting and forfeiture conditions as the underlying RSUs substantially similar to the following:

Equity based Compensation—The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant date fair value amortized over the service period required by the award’s vesting terms. Prior to the Company’s IPO, the measurement of the grant date fair value required the Company’s Parent to make estimates about its future operating results and the appropriate risk adjusted discount rates. The methods used to estimate the fair value of equity based compensation generally included the market approach and the income approach, each of which involve a significant degree of judgment. Under the market approach, fair value is determined with reference to observable valuation measures for comparable companies (e.g., multiplying a key performance metric of the comparable company by a relevant valuation multiple—adjusted for differences between the Company’s Parent and the referenced comparable). Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current expectations about those future amounts. Subsequent to the Company’s IPO, the grant date fair value of equity awards is based on quoted market prices at the time of grant. The Company recognizes such amounts in compensation and benefits expenses in the accompanying condensed consolidated and combined statements of operations and as an increase to equity in the accompanying condensed consolidated and combined statements of financial condition and changes in equity. The Company records as treasury stock shares repurchased from its employees for the purpose of settling tax liabilities incurred upon the vesting of restricted stock units. The Company records dividends in kind, net of forfeitures, on outstanding restricted stock units as a dividend payment and a charge to equity. Dividends in kind on RSUs are subject to the same vesting conditions as the underlying RSUs on which they were accrued. Dividends in kind will be forfeited if the award does not vest. See Note 9 for further discussion.

For the purposes of calculating diluted net income (loss) per share to holders of Class A common stock, unvested service based awards are included in the diluted weighted average shares of Class A common stock outstanding using the treasury stock method. See Note 8 for further discussion.

The Company generally permits a retiring employee to retain and not forfeit certain qualifying incentive RSUs granted during employment if at retirement the employee (i) is at least 54 years old and (ii) has provided at least 8 consecutive years of service to the Company. Any such RSUs will continue to vest on their applicable vesting schedule, subject to noncompetition and other terms. Over time a greater number of employees may become retirement eligible and the related requisite service period over which we will expense these awards will be shorter than the stated vesting period. Any unvested RSUs prior to meeting the stated requisite service period or retirement eligibility date are eligible to receive dividends in kind; however, the right to dividends in kind will be forfeited if the underlying award does not vest.

Note 16 — Business Information, page 32

5.              We note from your disclosure on page 34 that you have added managing directors to expand your sector expertise and currently provide services across all major industries. Please revise future filings to disclose revenues by industry sector unless it is impractical to do so. Refer to ASC 280-10-50-40.

The Company respectfully submits that its management does not review revenues relating to a particular industry sector when evaluating the operating results of the Company.  Rather, the Company considers its total revenues consistent with its holistic approach to its business as described in its filings with the SEC.  Additionally, the Company’s accounting systems do not track the level of revenues by industry sector. As a result of the above factors and in accordance with ASC 280-10-50-40, the Company considers the time, effort, and cost of implementing the processes and internal controls necessary to accurately report this financial information in our public financial statements to be impractical at this time.

The company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any question or comments regarding the foregoing to the undersigned at (212) 883-3837 or Joe.Simon@moelis.com.

Sincerely,

/s/ Joseph Simon
Joseph Simon
Chief Financial Officer

cc: Frank Fumai, Deloitte & Touche LLP